GREAT NORTHERN IRON ORE PROPERTIES
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, MN 55101-1361
(651) 224-2385
FAX (651) 224-2387

Sent Via Electronic Submission Only – EDGAR

September 8, 2006

April Sifford, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:   Great Northern Iron Ore Properties (“Trust” or “GNI”) SEC Comment Letter dated August 5, 2005 (sic), received via fax on August 24, 2006, pertaining to the Trust’s Form 10-K for the fiscal year ended December 31, 2005, File No. 1-00701

Dear Ms. Sifford:

On August 24, 2006, we received, via fax from Sandy Eisen, your comment letter dated August 5, 2005 (sic) requesting supplemental information and/or suggested changes, if applicable, to our Form 10-K disclosures. Following are our comments and responses:

SEC Comment:
Accounting Comments
Financial Statements
Note B – Significant Accounting Policies, page 14
1.    Please amend your filing to include disclosure of the accounting method used to deplete mineral and surface lands. Additionally, please explain to us why the method you have chosen is the appropriate method to use.

Great Northern Iron Ore Properties Response:
As stated in footnotes A and B of the financial statements, royalty income is derived only from taconite production (vs. iron ore production) by our lessees, yet no value was recorded for the taconite deposits as they were not originally thought to be merchantable in the early 1900‘s. Accordingly, there is no cost depletion for the mineral lands. Surface lands are amortized over the remaining life of the Trust since the surface lands were acquired during the term of the Trust, pursuant to the January 1, 1959 mining agreement with United States Steel Corporation. We will enhance our disclosure in future filings to reflect the surface land amortization policy by modifying the last sentence in Note B – Mineral and Surface Lands, to state: “The cost of surface lands acquired to facilitate mining operations of the lessee is amortized over the remaining life of the Trust and amounted to $xxx,xxx, $209,220 and $208,200 for the years 2006, 2005 and 2004, respectively.”

SEC Comment:
Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
2.    Please amend your certifications to comply with the strict requirements of Regulation S-K, Item 601. This should include omitting the officer’s title and the company name from the first line, as well as omitting the word “annual” before the word “report” in each of paragraphs 2 through 4 where so indicated by our rules.

Great Northern Iron Ore Properties Response:
We will implement the changes you require in future filings.

SEC Comment:
Engineering Comments
General
3.    For your property(s), provide the disclosures required by Industry Guide 7 (b). In particular, for each property, provide the following information:

•	The location, means of access to the property(s), and the transportation from the property(s).
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property(s).
•	A description of any work completed on the property(s) and its’ present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment of the active mines on your properties.
•	A description of equipment and other infrastructure facilities of the active mines on your properties.
•	The current state of exploration of the property(s).
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property(s).
•	If applicable, provide a clear statement that the property(s) is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7 (B) paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Great Northern Iron Ore Properties Response:
Please note that we did use “Industry Guide 7” when we prepared the disclosures for our Form 10-K; however, because the Trust simply leases its properties, most of the disclosures as listed in the Industry Guide 7 are not applicable. As explained in our Annual Report, the Trust’s properties are located in northern Minnesota on the Mesabi Iron Range. Transportation and access to and from the properties is by automobile or truck on public roads, and therefore such extraneous disclosure does not seem warranted. The economic significance of the properties and the (taconite) mineralization are disclosed in “Item 1. Business” in our Form 10-K. Since the Trust simply leases the properties to the mining companies (lessees), no “work” has been performed by the Trust on the properties; the Trust has no “plant and equipment”; the Trust has no “infrastructure facilities”; the Trust has not conducted any exploration on its properties, nor have any costs been incurred by the Trust (with respect to its properties for this purpose); nor does the Trust have any power or water plant facilities. Accordingly, these disclosures are not applicable to the Trust. The Form 10-K does address known reserves in “Item 1. Business.”

SEC Comment:
Business, page 2
4.    You state, “To give a better perspective… our engineers estimate that the magnetic taconite under lease as of December 31, 2005, was equivalent to approximately 329,708,000 tons of pellets.” Please disclose the ore reserves separately by major parcel or lease. Include all un-leased properties in this tabulation. Combining proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as “proven/probable” only if proven and probable reserves cannot be readily segregated.

Great Northern Iron Ore Properties Response:
We refer you to your SEC comment letters of April 14, 2005 and May 13, 2005, and our respective responses of May 3, 2005 and May 20, 2005. This same question was raised by the SEC last year and we provided a significant quantity of detailed information in support of the reserve estimate. Pursuant to your SEC letter dated June 3, 2005, the SEC acknowledged completion of their review, and did not require any further information, action or additional disclosure, thereby accepting our supplemental documentation provided as satisfactory.

The ore reserve estimate is deemed proven as evidenced by the metallurgical and geological data collected from exploration drilling (diamond drilling) performed by the mining companies. This information was provided to the SEC last year (to Roger Baer, SEC engineer) and was deemed satisfactory and complete. As stated in our Form 10-K, this reserve estimate reflects only leased properties and we believe that including “un-leased properties” could potentially mislead investors by implying that such additional ore reserves are under lease and therefore generating revenues. In addition, we think it is important to note that with over 300 million tons in proven reserves (equivalent taconite pellets) on leased properties, and with only 5 to 10 million tons of Trust ore (equivalent taconite pellets) historically extracted by our lessees annually in recent years (operating at full capacity), and with the Trust ending in less than 9 years, the amount of proven reserves is very unlikely to limit the Trust’s operations in any way. However, since we do have this reserve information available, we can incorporate it into future filings within the table shown in “Item 1. Business”. If you wish to review the ore reserves detail again, your file copies from last year’s review would contain this information.

SEC Comment:
5.    The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices.

Great Northern Iron Ore Properties Response:
Bearing in mind that the Trust only leases its properties to the mining companies, the grade of ore, operating costs, recovery parameters, metallurgical processes, costs and metal prices are really the focus of the lessees, as the operators. As disclosed in our Form 10-K, the operating companies have the freedom to move from property to property, including Trust and non-Trust lands, as their mining requirements dictate. Plant weight recoveries are within the control of the lessees, not the Trust, as they determine their ore blending requirements. The Trust has not determined, nor is it capable of determining, a “cutoff grade” for its properties since it does not know, nor have control over, the operating costs and recovery parameters of it lessees.

SEC Comment:
6.    As footnotes or as part of your reserve tables, disclose the following:

•	The losses for mine dilution and mining recovery,
•	The metallurgical recovery factor for each mine,
•	All prices and currency conversion factors used to estimate your reserves,
•	Pellet specifications, if applicable, and
•	Percent ownership of each mine and clarify whether quantities disclosed are for the entire mine or your share.

Please note it is the staff’s position that a historic three-year average price is utilized for the economic analysis and ore reserve estimate.

Great Northern Iron Ore Properties Response:
No prices, currency conversion factors, mine dilution or pellet specifications are pertinent to the Trust’s operations as a lessor. These topics would be more applicable to the operators (lessee mining companies). Please note that the percent ownership of each leased property is already disclosed in the table under “Item 1. Business”.

SEC Comment:
7.    Disclose whether or not an ore reserve audit has been performed over the last three years.

Great Northern Iron Ore Properties Response:
No ore reserve audit has been performed, with the exception of the detailed analysis conducted by the SEC during last year’s review.

SEC Comment:
8.    Disclose the appropriate public free-market source information for the local pellet sales. A graph following the pellet production table illustrating the salable pellet price information for the last five years will provide the average investor with sufficient information regarding market conditions. Include within footnotes the approximate royalty per ton of saleable/marketable pellets.

Great Northern Iron Ore Properties Response:
The Trust does not have “pellet sales”. Once the ore leaves the property in compliance with the lease and operating agreement terms, it becomes the property of the lessee (mining company). Whether they produce pellets, fines, nuggets, or simply stockpile the ore is their decision. We do not have access to the pellet cost structures and pellet sales information of the lessees. We simply report pellets produced as reported to us by the mining companies. Accordingly, such disclosures are not relevant to the Trust’s operations.

SEC Comment:
9.    Insert a small-scale map showing the location and access to each property, as required by Instruction 3.B. of Rule 102 of Regulation S-K. Note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps; please include these maps in an amendments uploaded to EDGAR. It is relatively easy to include automatic links at appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition (sic) assistance is required, please call Filer Support at 202-942-8900.

And SEC Comment:
10.    We believe the guidance in 3.B. of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the even (sic) interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Great Northern Iron Ore Properties Response:
In lieu of a map, we have elected to provide the lease locations and acreage within the table in “Item 1. Business”. Because of the large number of properties owned by the Trust, any small-scale map would not provide enough detail to provide investors with useful information. This topic has been discussed with the SEC (Roger Baer) in early 2003 and again during our discussions with him last year. However, a large map was provided to the SEC last year as supplemental information for their review. This map was nearly 500 square inches in size, and was offered only as an overview to show the numerous properties owned by the Trust. In addition, the parcels on this large map were only about 1/16 of an inch square, each parcel representing forty acres. Please keep in mind that the Trust’s properties are located throughout Minnesota’s Mesabi Iron Range across about 70 miles. Accordingly, we believe that numerous maps would be required to accurately and effectively cover all the Trust’s properties and, even if such numerous maps were provided, the extremely small-scale would render them relatively impracticable. Pursuant to the instructions of 3.B. of Regulation S-K, Rule 102, which states: “Appropriate maps shall be used . . . except in cases for which numerous maps would be required”, we believe the Trust should be eligible for an exception from the obligation to provide a map. This position is consistent with our discussions held with the SEC in recent years as noted above.

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In conclusion, we hope the above supplemental information, explanations and proposed disclosure enhancements in future filings satisfactorily answer your inquiries pertaining to your review of our December 31, 2005 Form 10-K filing. We also acknowledge, as you require, that the Trust is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing, that your staff comments or changes to disclosure in response to your staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Trust may not assert your staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Thank you.

Yours very truly,

/s/   Thomas A. Janochoski

Vice President & Secretary
Chief Financial Officer

c:

Joseph S. Micallef, President and Chief Executive Officer
Roger W. Staehle, Trustee
Robert A. Stein, Trustee
John H. Roe III, Trustee
Roger P. Johnson, GNI Manager of Mines
Sue Ann Nelson, Fredrikson & Byron
Robert K. Ranum, Fredrikson & Byron
Jack B. Grace, Ernst & Young LLP